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May 1, 2017

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Suzanne Hayes

Re:	Athenex, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted January 25, 2017
CIK No. 0001300699

Ladies and Gentlemen:

On behalf of Athenex, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated February 6, 2017 provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s second Confidential Draft Registration Statement on Form S-1 (CIK 0001300699) (the “Second DRS”) and the prospectus included therein (the “Prospectus”), submitted to the Staff on January 25, 2017.

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Draft Registration Statement on Form S-1 (the “Amended DRS”) that the Company confidentially submitted on May 1, 2017. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amended DRS as-filed and marked to reflect the changes from the Second DRS.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Michael Rosenthall, Sidley Austin LLP, 1501 K Street NW, Washington, DC 20005.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business  as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 1, 2017

On behalf of the Company, we advise you as follows:

About This Prospectus

Market and Industry Data and Forecasts, page ii

1. We note your response to our previous comment 1 that you believe the third-party sources cited throughout the prospectus are reliable. However, this disclosure does not indicate that you are liable for the use of such information and continues to imply that you may not be liable for these statements. In your next amendment, please clearly indicate that you are liable for the information you include in the prospectus.

Response: In response to the Staff’s comment the Company has revised the disclosure on page ii of the Amended DRS to explicitly state that it remains liable for the third-party data used throughout the prospectus.

Regulatory approval may be substantially delayed…, page 25

2. We note your response to comment 10 indicating that Category 1 drugs receive “special examination and approval treatment, and Category 1 drugs are handled with higher priority and enhanced communications with the Center for Drug Evaluation.” This disclosure appears to convey that the higher priority and enhanced communication advantages resulting from being labeled “Category 1” are in addition to the “special examination and approval treatment.” Please revise to more specifically describe the advantages that apply to a candidate that is labeled “Category 1.” Your revised disclosure should clearly indicate whether these benefits include fewer substantive requirements or if the benefits are limited to the CDE’s process for reviewing applications.

Response: In response to the Staff’s comment the Company has further revised the disclosure on page 28 of the Amended DRS to clarify the advantages of the Category 1 application process.

Notes to Consolidated Financial Statements

Note 19: Business Segment, Geographic, and Concentration Risk Information, page F-36

3. We acknowledge your response to comment 38. Please tell us more about why it is impracticable to provide information by product and service or by groups of products and services for periods prior to 2016. In your response explain the various types of products and services provided to external customers and your inherent systems limitations such that groups of similar products and services cannot be provided across your company for historical periods.

May 1, 2017

Response: In response to the Staff’s comment the Company has revised the disclosure beginning on page F-34 of the Amended DRS to disclose revenue by group of similar products and services for historical periods as required by ASC 280-10-50-40.

*          *          *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 736-8172 or by email at mrosenthall@sidley.com. Thank you for your assistance.

Very truly yours,

/s/ Michael Rosenthall

Michael Rosenthall

Cc:	Christine Torney, U.S. Securities and Exchange Commission
Mark Brunhofer, U.S. Securities and Exchange Commission
Josh Samples, U.S. Securities and Exchange Commission
Johnson Y.N. Lau, M.D., Chief Executive Officer, Athenex, Inc.
Karen A. Dewis, Esq., Sidley Austin LLP
Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Simpson Thacher & Bartlett LLP